manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510
E-mail: BKorn@manatt.com

November 2, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
Washington, DC 20549

Attention: Mr. Ruairi Regan and Mr. James Lopez
Office of Real Estate and Construction

Re:	Groundfloor Yield LLC Amended Draft Offering Statement on Form 1-A Confidentially Submitted August 21, 2020 CIK No. 0001810007

Dear Messrs. Regan and Lopez:

We are submitting this letter on behalf of our client, Groundfloor Yield LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated September 18, 2020 (the “Comment Letter”) in connection with the Company’s draft offering statement on Form 1-A (the “Offering Statement”), as confidentially submitted on August 21, 2020. Concurrent with this letter, we are filing on a confidential basis, a further amended Offering Statement with the SEC.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement.

Amended Draft Offering Statement on Form 1-A

General

1.	We note your response to prior comment 2 in our letter dated May 19, 2020. We do not agree that Section 3(a)(9) is available for the rollover of GFY Notes being offered in this offering circular. With respect to the availability of Regulation A for this offering, we note GFY's discretion to make significant changes to the interest rate and other terms of the offering at each 5 day rollover. Please provide a detailed analysis of why you believe the discretion to make such changes after qualification falls under one of the permissible continuous or delayed offerings in Rule 251(d)(3).

Response: The Company has updated the proposed structure of the Groundfloor Yield Notes to remove the short five (5) day maturity date and replace such maturity date with a significantly longer three (3) year term. As a result, the Company is no longer planning to reissue or exchange new Groundfloor Yield Notes every five days. Instead, the Groundfloor Yield Notes will contain a redemption feature that investors may exercise every five (5) business days with notice to the Company. The Company is no longer proposing to rely on the exemption set forth in Section 3(a)(9) of the Securities Act of 1933. Every issuance of Groundfloor Yield Notes will be included for calculating how much of the Company’s $50,000,000 offering has been sold under Rule 251(a)(2).

With respect to the rollover feature, on the applicable maturity date of a Groundfloor Yield Note, the holder will have the option to rollover all principal and interest proceeds into a new Groundfloor Yield Note, which the Company will treat as sales chargeable against the aggregate total of offered securities pursuant to the Offering Statement and to include such sales when calculating the $50 million cap in offering proceeds raised under any qualified offering statement within a 12 month period in accordance with Rule 251(a).

2.	Your revised disclosure and graphic on page 18 present GFY as the sole funding source for GFH. Please revise to clarify the current and intended activities of GFY as they relate to the other Groundfloor entities. For example, it is unclear if GFY is meant to replace the "warehouse credit facility provided by ACM Alamosa DA LLC" as disclosed by affiliates. Please revise to clarify your current funding source(s) as well as the intended timeline and approximate, minimum GFY offering proceeds necessary to be the sole source of GFH's financing needs. Similarly, we note you state that proceeds will be used "primarily" to purchase loans from GFH or loans and "other products at the discretion of the Company." Please reconcile with the revised disclosure on page 8 that the proceeds will be used to purchase loans originated "by Groundfloor Finance and GRE 1" and clarify what "other products" you intend to acquire.

Response: The Company has revised the disclosure to clarify the current and intended activities of GFY as they relate to the other Groundfloor entities. The Company has also revised the disclosure on page 8 that the proceeds will be used to purchase commercial real estate loans originated by Groundfloor Holdings, LLC.

Cover Page

3.	We note the revised disclosure that the actual interest rate will be "set forth in the applicable Groundfloor Yield Note." Please revise to clarify your anticipated timing for setting the interest rate and filing a supplement with the actual interest rate. You state that the notes will be secured by assets of affiliated companies, including loans held by GFH. Please revise here, page 6 and where appropriate to clarify what assets or operations investors should look to for assessing the value of the notes. For example, it is unclear if the interest rate is meant to reflect a weighted average interest rate GFH has received from all loans to developers as of a certain time period; or if the return on the note is meant to reflect other assets or operations held by some or all Groundfloor affiliates.

Response: The Company has revised the disclosure to provide that while the initial interest rate is 4% per annum, the Company may modify the interest rate from time to time in its sole discretion, and that all modifications to the interest rate applicable to the Groundfloor Yield Notes will be communicated to investors through the Mobile App and through an offering circular supplement filed with the Commission in connection therewith. The Company has also revised the disclosure to provide that all updates to the interest rate will reflect an interest rate between 2.0% and 6.0% per annum in increments of 0.25%. The Company has revised the disclosure to provide that the Groundfloor Yield Notes will be secured by the assets of the Company, which will principally consist of commercial real estate loans held by the Company.

4.	We note the revised disclosure that you are following the format of Part II of Form 1-A and the statement that the notes are secured by assets of the company. Please revise to disclose any provisions with respect to the kind and priority of any lien securing the issue and clarify (i) the approximate amount of unbonded property available for use against the issuance of the notes, as of the most recent practicable date, and (ii) whether the securities being issued are to be issued against such property, against the deposit of cash, or otherwise. See Instruction to Item 14(b) of Form 1-A.

Response: The Company has revised the disclosure to provide that the Groundfloor Yield Notes are secured by a first priority security interest in the assets (and related property and rights) of the Company which will principally consist of commercial real estate loans held by the Company and that such security interest will rank ahead of any unsecured debt of the Company. Given that the security interest is a blanket lien on the assets of the Company and is not against specifically identified assets of the Company, the Company has revised the disclosure to provide that as of the date of the Offering Statement, there is no unbonded property available for use against the issuance of Groundfloor Yield Notes and the Groundfloor Yield Notes are not being issued against any unbonded property of the Company, the deposit of cash by the Company, or otherwise.

Summary, page 4

5.	We note your revised disclosure on page 7 that you intend to "include any changes to interest rates in a supplement or post-qualification amendment, as applicable." Please revise to clarify what factors will determine whether interest rate changes will be made by post-qualification amendment or supplement. Please also clarify what other changes, for example changes to the price or term of the notes, will be made by post-qualification amendment or supplement.

Response: The Company has revised the disclosure to provide that all updates to interest rates will be communicated by the Company through the Groundfloor Yield Mobile App and through the filing of an offering circular supplement with the SEC no later than five (5) days of the effective date of such interest rate update. Additionally, the Company has revised the disclosure to provide that all updates to the term and pricing of the Groundfloor Yield Notes will be communicated by the Company through the Groundfloor Yield Mobile App and through the filing of an offering circular supplement with the SEC, unless the updated pricing dictates that a post-qualification amendment is to be filed with the Securities and Exchange Commission prior to being effective. Where the change in pricing exceeds 20% of the maximum aggregate offering price under the Offering Circular, the Company will file a post-qualification amendment with the Securities and Exchange Commission and once such post-qualification amendment is qualified by the Securities and Exchange Commission, the updated pricing will be effective for the issuance of Groundfloor Yield Notes.

6.	Please revise here and where appropriate to clarify on what dates interest will accrue and become payable and how payments will be made. Clarify whether principal and interest will be paid at the end of 5 days, and clarify the expected timing of such payments. Consider including illustrative examples based on a small purchase amount and depending on whether the investor elects to receive principal and interest or join the auto reinvest program.

Response: The Company has updated the proposed structure of the Groundfloor Yield Notes to provide for a three (3) year term. Each Groundfloor Yield Note contains a put right by the holder to require the Company to redeem such Groundfloor Yield Note every five (5) business days (each, a “Put Date” and collectively, the “Put Dates”) to the Company through the Mobile App. An investor may provide notice of its intention to exercise its put right up to and on the applicable Put Date through the Groundfloor Mobile App. For example, if a Groundfloor Yield Note is issued on Thursday, January 1, the Put Date will be the following Thursday, January 8. In the event an investor exercises the put right with respect to such investor’s Groundfloor Yield Note on a given Put Date, the Company will remit to the investor’s GFY Account the accrued and outstanding interest and outstanding principal balance within 5 business days of the applicable Put Date. In the event the investor holds the Groundfloor Yield Note until the applicable maturity date, the Company will remit to the investor’s GFY Account the accrued and outstanding interest and outstanding principal balance within 5 business days of such maturity date.

7.	With respect to the auto reinvest program described on page 7, please revise to clarify the time period, if any, during which investors who select "on" are able to subsequently choose not to join the auto reinvestment program. Please also clarify the time periods when you may provide "notification to the investor of the change" in interest rates and the time period the investor has "the option to cancel such auto-investment.".

Response: The Company has revised the disclosure to provide that investors may modify or cancel their participation in the Groundfloor Yield Auto-Invest Program (the “GFY AIP”) by submitting a new GFY AIP Election Form to the Company with 3 business days’ notice in the event of a revision or change in election or in the event that such investor wishes to cancel its participation in the GFY AIP. With respect to updates to interest rates, as set forth in the Company’s response to comment 5 above, all updates to interest rates will be communicated by the Company through the Groundfloor Yield Mobile App and through the filing of an offering circular supplement with the SEC no later than five (5) days of the effective date of such interest rate update.

Groundfloor Yield Notes, page 6

8.	We continue to consider your responses to comments 3, 4, and 5. Please be advised that we may have further comments.

Response: The Company acknowledges the Staff’s comment.

Independent Auditors’ Report, page F-1

9.	We note your response to comment 6. We will review the audited financial statements when available and may have further comments.

Response: The Company has appended the audited financial statements to the Offering Statement.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Brian Dally, Chief Executive Officer

Nick Bhargava, Acting Chief Financial Officer

Groundfloor Finance Inc.